ARROW INVESTMENTS TRUST

INVESTMENT ADVISORY AGREEMENT

AMENDED

APPENDIX A

FUNDS OF THE TRUST

NAME OF FUND	ANNUAL ADVISORY FEE AS A % OF AVERAGE NET ASSETS OF THE FUND

Arrow Dynamic Income Fund	0.75%
Arrow DWA Balanced Fund	1.00%
Arrow DWA Tactical Fund	1.00%
Arrow Managed Futures Strategy Fund	0.85%
Arrow Risk Premia Fund	0.30%
Arrow DWA Tactical ETF	1.00%
Arrow QVM Equity Factor ETF	0.60%
Arrow Reserve Capital Management ETF	0.30%
Arrow Dogs of the World ETF	0.60%
Arrow DWA Country Rotation ETF	0.70%

IN WITNESS WHEREOF, the parties have caused this Appendix A to be signed by their respective officers thereunto duly authorized as of September 28, 2017.

ARROW INVESTMENTS TRUST

By:/s/ Joseph Barrato
Name: Joseph Barrato
Title: President

ARROW INVESTMENT ADVISORS, LLC.

By: /s/ Jacob Griffith
Name: Jacob Griffith
Title: President